EXHIBIT 12

Baxter International Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges
(unaudited — in millions, except ratios)

Years ended December 31,	2009	2008	2007	2006	2005

Income from continuing operations before income taxes	$2,734	$2,462	$2,128	$1,760	$1,465

Fixed charges
Interest costs(1)	145	165	136	116	184
Estimated interest in rentals(2)	57	54	52	49	46

Fixed charges as defined	202	219	188	165	230

Adjustments to income
Interest costs capitalized	(28)	(17)	(12)	(15)	(18)
Net losses (gains) of less than majority-owned affiliates, net of dividends	—	1	—	(2)	(6)

Income as adjusted	$2,908	$2,665	$2,304	$1,908	$1,671

Ratio of earnings to fixed charges(3)	14.40	12.17	12.26	11.56	7.27

(1)	Excludes interest on uncertain tax positions.

(2)	Represents the estimated interest portion of rents.

(3)	Excluding the following pre-tax special charges included in “Income from continuing operations,” the ratio of earnings to fixed charges was 15.19, 12.97, 13.25, 12.02 and 7.56 in 2009, 2008, 2007, 2006 and 2005, respectively.

2009:	$79 million cost optimization charge, $27 million charge relating to infusion pumps and a $54 million impairment charge.

2008:	$125 million charge relating to infusion pumps, $31 million impairment charge and $19 million of charges relating to acquired in-process research and development (IPR&D).

2007:	$70 million charge for restructuring, $56 million charge relating to litigation and $61 million of charges relating to acquired IPR&D.

2006:	$76 million charge relating to infusion pumps.

2005:	$109 million benefit relating to restructuring charge adjustments, $126 million of charges relating to infusion pumps and a $50 million charge relating to the exit of hemodialysis instrument manufacturing.